UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
(Print or Type Responses)
1 .Name and Address of Reporting Person	Issuer Name and Ticker or Trading Symbol Waste Connections Inc. / WCNX						6. Relationship of Reporting Person(s) to Issuer (Check all applicable) ___X_Director ______10% Owner ___X_Officer (give ______Other (specify title below) below) _Chairman, President and C.E.O.
Mittelstaedt, Ronald J. (Last) (First) (Middle)	3. IRS Identification Number of Reporting Person, if an entity (voluntary)		Statement for Month/Year May 2002
620 Coolidge Drive, Suite 350 (Street)			5. If Amendment, Date of Original (Month/Year)				7. Individual or Joint/Group Filing (Check Applicable Line) _X_Form filed by One Reporting Person ___Form filed by More than One Reporting Person
Folsom, CA 95630 (City) (State) (Zip)	Table I Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 4)	2. Trans- action Date (Month/ Day/ Year)	3. Trans- Action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 AND 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
Common Stock	5/10/02	X(1)		113,859	D	$36.45
Common Stock	5/10/02	J(1)		113,859	A		587,053	D

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Table II Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Trans- action Date (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)	5. Number of Deriv- ative Securities Ac- quired (A) or Dis- posed of (D) (Instr. 3, 4, and 5)			6. Date Exer- cisable and Expiration Date (Month/Day/ Year).		7. Title and Amount of Securities Underlying Derivative Security (Inst. 4)		8. Price of Deriv- ative Secur- ity (Instr. 5)	9. Number of deriv- ative Secur- ities Bene- ficially Owned at End of Month (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 5)
			Code	V	(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares
Call Option	$36.45	5/10/02	X(1)		1		5/10/02	5/10/02	Common Stock	113,859		0	D	N/A

Explanation of Responses:

(1) In connection with settlement of a call option entered into on May 10, 1999 as part of a zero-cost collar arrangement, the reporting person paid to the option holder, for each of the 113,859 shares of stock subject to the option, the difference between the exercise price of $35.43 per share and the market price per share on the settlement date ($36.45). On the same date, the related put option expired unexercised.

/s/ Ronald J. Mittelstaedt June 10, 2002

**Signature of Reporting Person Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff

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